Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

DESIGNATIONS OF SERIES B JUNIOR PARTICIPATING PREFERRED STOCK
IN THE RESTATED CERTIFICATE OF INCORPORATION

OF

WESTMORELAND COAL COMPANY

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

               Westmoreland Coal Company (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

               1.    That by resolution of the Board of Directors of the Corporation, and by a Certificate of Designation filed in the office of the Secretary of State of Delaware on February 1, 1993, the Corporation authorized a series of 200,000 shares of Series B Junior Participating Preferred Stock, par value $1.00 per share, of the Corporation (the “Series B Preferred Stock”) and established the powers, designations, preferences and relative, participating, optional and other rights of the Series B Preferred Stock and the qualifications, limitations and restrictions thereof.

               2.    As of the date hereof no shares of Series B Preferred Stock are outstanding and no shares of Series B Preferred Stock have been issued.

               3.    That pursuant to the authority conferred on the Board of Directors of the Corporation by its Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation at a meeting held on August 16, 2007, adopted the following resolution setting forth an amendment to the Designations of Series B Junior Participating Preferred Stock in the Certificate of Incorporation. The resolution setting forth the amendment is as follows:

RESOLVED:	That Section 1 of the Designations of Series B Junior Participating Preferred Stock in Article FOURTH of the Certificate of Incorporation be deleted in its entirety and that the following paragraph be inserted in lieu thereof:

“Section 1. Designation and Amount. The shares of such series shall be designated as “Series B Junior Participating Preferred Stock” (the “Series B Preferred Stock”) and the number of shares constituting the Series B Preferred Stock shall be 300,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series B Preferred Stock.”

               IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officer on this 29th day of August, 2007.

WESTMORELAND COAL COMPANY

By: /s/ Keith E. Alessi
Name: Keith E. Alessi
Title: President and Chief Executive Officer